February 12, 2020

Via EDGAR

Dale Welcome
John Cash
Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Tapestry, Inc.
Form 10-K for the Fiscal Year Ended June 29, 2019
Filed August 15, 2019
File No. 001-16153

Dear Messrs. Welcome and Cash:

Thank you for the Staff’s January 31, 2020 letter to Tapestry, Inc. setting forth the Commission’s comment to our Form 10-K for the fiscal year ended June 29, 2019. This letter is being furnished on behalf of Tapestry, Inc., in response to the Commission’s comment.  As used in this letter, “we,” “our,” the “Company” and “Tapestry” refer to Tapestry, Inc. unless the context requires otherwise.

For your convenience, we have set forth the text of the Staff’s comments in full followed by our responses.

Form 10-K for the Fiscal Year Ended June 29, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.
Your narrative of the year-to-year fluctuations, in the summary and segment performance sections, consistently use the phrase “excluding non-GAAP charges” to refer to the expenses incurred for ERP implementation, integration and acquisition, and the impact of the tax legislation that you excluded as adjustments in your GAAP to Non-GAAP reconciliation. It appears to us that your use of this phrase may be confusing to an investor since the items you are excluding are not non-GAAP charges, but rather certain significant items affecting the comparability of your results of operations. Please revise future filings to eliminate the use of the term “non-GAAP charges” where you discuss the results of operations between periods, and characterize the nature of such charges differently.

10 HUDSON YARDS  NEW YORK, NY 10001  TELEPHONE 212 946-8400

Securities and Exchange Commission
February 12, 2020

Response:

We acknowledge the Staff’s comment and confirm that in future filings we will eliminate the use of the term “non-GAAP charges” when discussing results of operations between periods. We will instead reference these charges as “items affecting comparability” or other similar terminology.

As stated in the comment letter, we hereby acknowledge that the Company is responsible for the accuracy and adequacy of the disclosure in our filings.

We appreciate the assistance the Staff has provided with its comment on the above referenced document as originally filed, and we will comply with the comments received in all future filings, as applicable.  We will be pleased to respond promptly to any requests for additional information.  If you have any further questions, please do not hesitate to call me directly at (212) 946-8400, ext. 100941.

Sincerely,

/s/ Brian Satenstein

Brian Satenstein
Corporate Controller and Principal Accounting Officer
cc:

Ms. Joanne Crevoiserat, Chief Financial Officer of Tapestry, Inc.
Mr. Todd Kahn, President, Chief Administrative Officer, Chief Legal Officer & Secretary of Tapestry, Inc.